Mail Stop 3561

						January 23, 2006


Mr. Roberto Miotto
Senior Vice President, General Counsel and Secretary
CNH Capital Receivables LLC
100 South Saunders Road
Lake Forest, Illinois  60045

	Re:	CNH Capital Receivables LLC
		Registration Statement on Form S-3
		Filed December 23, 2005
		File No. 333-130656

Dear Mr. Miotto:

      We have limited our review of your filing for compliance with
Regulation AB. Please further note that our limited review covers only those issues addressed in the comments below. Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule
424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. We note that your disclosure on page 53 lists several specific types of credit enhancement you may use and then indicates that you may also use "other agreements with respect to third party payments or other support." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise as appropriate.

4. If available, please provide us with copies of any updated servicing agreements, marked to show changes from the prior servicing agreements, including any changes you made to comply with Regulation
AB. Please also ensure that your filing is updated to reflect the terms of the new agreements, if applicable.

5. Please provide a separately captioned section here or in the base prospectus that describes the affiliations among the parties involved in the transaction with a clear description, or chart, of the nature of the affiliations. Refer to Item 1119 of Regulation AB for guidance.

6. While we note your disclosure on page S-3 regarding the pre-funding period, it does not appear that you have provided a more detailed description in either the body of the prospectus supplement or the base prospectus. Please revise to provide separate sections in both documents describing the terms of any pre-funding features you intend to use. Additionally, please confirm that the amount of proceeds to be used for any pre-funding account will not be greater than 50% of the offering proceeds.

7. Please expand the disclosure in either the prospectus supplement or the base prospectus to provide more specific information regarding the past experience of the sponsor, servicer and trustee. For example, it does not appear that you have provided information regarding the size, composition and growth of the portfolios of the sponsor or servicer, as called for by Items 1104(c) and 1108(b)(2) of
Regulation AB. Additionally, while we note your statement that the trustee has served as trustee "for numerous securitization transactions and programs involving pools of loans and lease receivables similar to the receivables," you should expand your disclosure to provide more specific information regarding such experience.

8. We note from page S-25 that some of the receivables included in the asset pool may be delinquent. Please tell us how you will meet the delinquent asset limitation requirement under General
Instruction
I.B.5(a)(ii) of Form S-3.

Calculation of Registration Fee

9. Revise your fee table to disclose to what footnotes (2) and (3) refer.

Prospectus Supplement

Cover Page

10. Please revise the second sentence in the box on the left side of the cover page to indicate that the notes represent obligations of the "issuing entity" as opposed to the trust. See Item 1102(d) of Regulation AB.

11. Please expand your cover page to identify the asset type being securitized. See Item 1102(c) of Regulation AB.

Important Notice about Information Presented in this Prospectus
Supplement, ... page ii

12. We note your disclosure on page ii indicating that investors should rely on the information in the prospectus supplement if the description of the terms of the securities vary between the prospectus supplement and base prospectus. Please note that disclosure in prospectus supplements may enhance disclosure in the base prospectus but should not contradict it. See Section III.A.3(b) of SEC Release No. 33-8518 and revise accordingly.


Where You Can Find More Information, page ii

13. Revise your disclosure to accurately reflect the Commission`s new address at 100 F Street, NE, Washington, DC 20549.

Summary

14. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

The Receivables Pool, page S-20

15. Please revise this section to provide all of the information required by Item 1111(b) of Regulation AB. For example, while we note that you have provided information regarding the number of different types of pool assets, the asset size as of the cut-off date and the interest rates on the underlying receivables, it does not appear that you have provided information regarding LTV ratios or standardized credit scores. Please revise to provide all of the information required by Item 1111(b) of Regulation AB or advise.

16. Please revise to clarify what types of assets will be included in the asset pool. For example, we note that your summary section indicates that the asset pool may include retail installment contracts, equipment leases or consumer installment sales contracts.
However, item one at the bottom of page S-21 as well as the "Receivables Type" disclosure on page S-23 indicates that only retail installment contracts will be included. Conversely, it appears that you have provided bracketed language on page S-29 regarding the disclosure you will provide if leases are included in the asset pool.
Please revise throughout the prospectus supplement to provide consistent disclosure regarding the assets that will be included in the pool. For example, if leases may be included, you should provide bracketed language regarding leases throughout the filing instead of indicating in some sections that only retail installment contracts will be included.

17. As a follow-up to the comment above, if you intend to include leases as part of the asset pool, please revise to disclose how you will comply with General Instruction I.B.5(a)(iii) of Form S-3.

Servicing Matters, page S-43

18. Please revise this section or the corresponding section in the base prospectus, as appropriate, to provide all of the information required by Item 1108 of Regulation AB. For example, while we note that you have provided information regarding collection procedures and backup servicers, it is not clear whether the servicer would be required to make advances or may waive or modify terms of the underlying loan documents. Revise to provide all required information or advise.

Ratings of the Notes, page S-59

19. We note your disclosure regarding the ratings of the securities.
Also include a discussion of any continued monitoring of the ratings.
Refer to Item 1120 of Regulation AB for guidance.

Base Prospectus

Use of Proceeds, page 37

20. We note your reference to "net proceeds." Please disclose the amount of expenses payable from the offering proceeds.
Additionally,
separately identify the type and amount of expenses paid to each transaction party or affiliate. Refer to Item 1107(j) of Regulation
AB.

Credit and Cash Flow Enhancement, page 53

21. Revise your disclosure to briefly describe all credit enhancement features listed in this section. Refer to Item 1114 of Regulation AB for guidance.

Indexed Securities, page 44

22. It appears that you contemplate linking payments on the securities to changes in the price of an index of securities or commodities. Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1)
of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518. Please delete the referenced sources or provide an analysis to explain how such referenced sources would meet the definition of an asset backed security under Regulation AB.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


If you have any questions regarding these comments, you may contact
Melinda Kramer at (202) 551-3726 or me at (202) 551-3454.

								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (312) 706-8153
	Mr. Robert Hugi, Esq.
	Mayer, Brown, Rowe & Maw, LLP
	Telephone: (312) 701-7121

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Mr. Roberto Miotto
CNH Capital Receivables LLC
January 23, 2006
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